                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              THOUSAND TRAILS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   885502 10 4
           -----------------------------------------------------------
                                 (CUSIP Number)


                   William J. Shaw, c/o Thousand Trails, Inc.,
                2711 LBJ Freeway, Suite 200, Dallas, Texas 75234
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 20, 1998
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 10 Pages
                      Index to Exhibits Appears on Page 10

                                  SCHEDULE 13D

----------------------------------                     -------------------------
CUSIP No.        885502 10 4                             Page  2   of  10  Pages
----------------------------------                     -------------------------

--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William J. Shaw
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
     3  SEC USE ONLY

--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
      NUMBER OF
                              990,406**
       SHARES
                         -------------------------------------------------------
                           8  SHARED VOTING POWER
    BENEFICIALLY
                              0
      OWNED BY
                         -------------------------------------------------------
                           9  SOLE DISPOSITIVE POWER
        EACH
                              990,406**
      REPORTING
                         -------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
       PERSON
                              0
        WITH
--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        990,406**
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]

--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.1% **

--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**  See Item 5

                                  SCHEDULE 13D

----------------------------------                     -------------------------
CUSIP No.        885502 10 4                             Page  3   of  10  Pages
----------------------------------                     -------------------------



--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William J. Shaw Family Partnership, L.P.

--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3  SEC USE ONLY

--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*

        PF

--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Texas

--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
      NUMBER OF
                              290,411**
       SHARES
                         -------------------------------------------------------
                           8  SHARED VOTING POWER
    BENEFICIALLY
                              0
      OWNED BY
                         -------------------------------------------------------
                           9  SOLE DISPOSITIVE POWER
        EACH
                              290,411**
      REPORTING
                         -------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
       PERSON
                              0
        WITH
--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        290,411**

--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]

--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.5% **

--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**  See Item 5

                                  SCHEDULE 13D

----------------------------------                     -------------------------
CUSIP No.        885502 10 4                             Page  4   of  10  Pages
----------------------------------                     -------------------------


--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        BTM Enterprises, Inc.
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
     3  SEC USE ONLY

--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*
        PF

--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Texas

--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
      NUMBER OF
                              290,411**
       SHARES
                         -------------------------------------------------------
                           8  SHARED VOTING POWER
    BENEFICIALLY
                              0
      OWNED BY
                         -------------------------------------------------------
                           9  SOLE DISPOSITIVE POWER
        EACH
                              290,411**
      REPORTING
                         -------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
       PERSON
                              0
        WITH
--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        290,411**

--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]

--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.5% **

--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** See Item 5

                                  SCHEDULE 13D

ITEM 1.      SECURITY AND ISSUER.

         This statement on Schedule 13D relates to common stock, $.01 par value per share (the "Shares"), of Thousand Trails, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 2711 LBJ Freeway, Suite 200, Dallas, Texas 75234, telephone number (972) 243-2228.

ITEM 2.      IDENTITY AND BACKGROUND.

(a)-(c). This statement is filed jointly by William J. Shaw, an individual, BTM Enterprises, Inc., a Texas corporation ("BTM"), and William J. Shaw Family Partnership, L.P., a Texas limited partnership (the "Family Limited Partnership"). The principal business address of all the reporting persons is 2711 LBJ Freeway, Suite 200, Dallas, Texas 75234, telephone number (972) 243-2228. Mr. Shaw's principal occupation is President, Chief Executive Officer and Chairman of the Board of the Issuer. Mr. Shaw is also the sole officer, director, and shareholder of BTM. BTM's principal business is to serve as the sole general partner of the Family Limited Partnership. The Family Limited Partnership's principal business is to make, hold, and manage certain investments on behalf of Mr. Shaw and his family.

(d) During the last five years, the reporting persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the reporting persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      The reporting persons are United States citizens.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 12, 1996, Mr. Shaw, on behalf of custodial accounts maintained for the benefit of his children and grandchildren, purchased 5,000 Shares in an open market transaction at a price of $1.375 per share. On December 26, 1996, Mr. Shaw, for his own account, purchased 46,495 Shares in an open market transaction at a price of $1.375 per share. On December 31, 1996, Mr. Shaw, for his own account, purchased 17,000 Shares in an open market transaction at a price of $1.34 per share. On December 31, 1996, Mr. Shaw, on behalf of custodial accounts maintained for the benefit of his children and grandchildren, purchased 5,000 Shares in an open market transaction at a price of $1.34 per share. On May 23, 1997, Mr. Shaw, for his own account, purchased 15,000 Shares in an open market transaction at a price of $2.125 per share. On October 22, 1997, Mr. Shaw, on behalf of custodial accounts maintained for the benefit of his grandchildren, purchased 3,500 Shares in an open market transaction at a price of $3.75 per share. On October 28, 1997, Mr. Shaw, for his own account, purchased 34,416 Shares in an open market transaction at a price of $4.00 per share. On August 24, 1998, Mr. Shaw





                               Page 5 of 10 Pages
transferred 241,411 Shares to the Family Limited Partnership. On September 13, 1998, 4,000 Shares were transferred to his adult son from a custodial account maintained for the benefit of his adult son. On July 21, 1998, 4,000 Shares were transferred from a custodial account maintained for the benefit of his adult daughter to the Family Limited Partnership. On October 20, 1998, the Family Limited Partnership purchased 45,000 Shares in a privately negotiated transaction effectuated on the NASD Over-the-Counter Bulletin Board System at a price of $3.75 per share for its own account. Mr. Shaw disclaims beneficial ownership of the Shares held by the Family Limited Partnership except to the extent of his partnership interest therein. On October 20, 1998, Mr. Shaw, for his own account, purchased 30,000 Shares in a privately negotiated transaction effectuated on the NASD Over-the-Counter Bulletin Board System at a price of $3.75 per share.

         The aggregate amount of funds used in acquiring Shares since the most recent filing on Schedule 13D is $ 564,199.62.

         In the case of all these transactions, Mr. Shaw's personal funds or the Family Limited Partnership's funds, as the case may be, were used to pay the purchase price.

ITEM 4.      PURPOSE OF THE TRANSACTION.

         Mr. Shaw, acting individually or through the Family Limited Partnership, purchased Shares for investment, either for his own account or for the benefit of his children or grandchildren.

         Mr. Shaw may, from time to time, subject to any applicable law and certain exercise restrictions, exercise previously granted options, be granted options to purchase Shares pursuant to the Issuer's stock option plans, make purchases of Shares or warrants to acquire Shares, and may dispose of any or all Shares or warrants to acquire Shares held by him at any time. Any such purchases may be in the open market or in privately negotiated transactions. Except as set forth above, Mr. Shaw has no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive, of
Item 4 of Schedule 13D. Mr. Shaw may, at any time and from time to time, review or reconsider his position with respect to the Issuer, and formulate plans or proposals with respect to any such matters, but Mr. Shaw has no present intention of doing so.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) 7,511,708 Shares are presently outstanding. Pursuant to Rule 13d-3(d)(1)(i), Mr. Shaw is deemed to beneficially own the 664,495 Shares issuable upon exercise of options held by Mr. Shaw and such Shares are deemed to be outstanding for purposes of determining the percentage of Shares beneficially owned by Mr. Shaw. The Shares covered by such option, together with the 331,611 Shares owned or controlled by Mr. Shaw, constitute approximately 12.1% of the Shares. Mr. Shaw disclaims beneficial ownership of the Shares held by the Family Limited Partnership except to the extent of his partnership interest therein. As noted in Item 2, both BTM and the Family Limited Partnership are controlled by Mr. Shaw. If considered separately, BTM and the Family Limited Partnership would be deemed to beneficially own 290,411 Shares, which constitutes approximately 3.5% of the Shares.

(b) Mr. Shaw has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 990,406 Shares deemed beneficially owned by Mr. Shaw pursuant to





                               Page 6 of 10 Pages

Rule 13d-3(d)(1)(i) subject, in the case of 664,495 Shares covered by the options held by Mr. Shaw, to exercise of the options. Mr. Shaw disclaims beneficial ownership of the Shares held by the Family Limited Partnership except to the extent of his partnership interest therein. As noted in Item 2, both BTM and the Family Limited Partnership are controlled by Mr. Shaw. If considered separately, BTM and the Family Limited Partnership possess the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 290,411 Shares deemed beneficially owned by Mr. Shaw pursuant to Rule 13d-3(d)(1)(i).

(c) Except with respect to the purchase and transfer of Shares described herein, there have been no other transactions in any securities of the Issuer effected by Mr. Shaw, BTM or the Family Limited Partnership in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the options held by Mr. Shaw, the Shares issuable upon exercise thereof or the other Shares beneficially owned by Mr. Shaw.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         At the Annual Meeting of Stockholders of the Issuer on November 19, 1996, the stockholders of the Issuer approved the Stock Option Agreement, previously filed as Exhibit 10.1 (the "Stock Option Agreement"), granting Mr. Shaw, the Issuer's Chairman of the Board, President and Chief Executive Officer, the option to purchase 664,495 Shares (the "Option"). The Option had been authorized by the Special Committee of the Board of Directors of the Issuer as of August 1, 1996 conditioned upon stockholder approval. The exercise price is $0.69 per share, determined by the Special Committee of the Board of Directors to be the fair market value of the Shares at the time of grant. Options to purchase 144,927 Shares are intended to be eligible for treatment as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and the remaining options are non-qualified options for such purposes. The Option is exercisable immediately, in full or in part, for a term of ten years, while Mr. Shaw is in the employ of the Issuer and for a 90-day period thereafter except in the event of the termination of Mr. Shaw's employment due to death or permanent disability, in which case the Option will be exercisable for one year thereafter, or for "cause," in which case the Option will terminate immediately. Mr. Shaw will not be permitted to exercise the Option if, and to the extent that, such exercise would violate the restrictions in Article 9 of the Company's Restated Certificate of Incorporation, which are designed to prevent an "ownership change" for federal tax purposes. In the event the Option would otherwise expire at a time Mr. Shaw is not permitted to exercise all or a portion of the Option because to do so would violate these restrictions, generally the term of the Option will be extended with respect to that portion of the Option which would violate the restrictions in order to ensure that Mr. Shaw will have at least a 90-day period after such limitations cease within which to exercise the Option. However, solely with respect to that portion of the Option intended to be incentive stock options, the restrictions on exercise will not apply during the last 90 days of the ten year term, and, if unexercised at the end of such ten year term, such options will expire. Neither the Option, nor any interest therein, may be assigned or transferred except by will or the laws of descent and distribution. The Issuer has filed a Registration Statement on Form S-8 with respect to the shares issuable under the Stock Option Agreement. The exercise price is payable in cash, except that with the prior approval of the





                               Page 7 of 10 Pages
committees administering the Option, the exercise price may be paid in whole or in part by the delivery to the Issuer of a certificate or certificates representing Shares, provided that the Issuer is not then prohibited by the terms of any contractual obligation or legal restriction from purchasing or acquiring such Shares.

         Except of described herein, none of Mr. Shaw, BTM or the Family Limited Partnership is a party to any contracts, arrangements, understandings or relationships with any person with respect to securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.




                  DESCRIPTION OF EXHIBIT                                   EXHIBIT NUMBER
                  ----------------------                                   --------------

Stock Option Agreement                                                         10.1*

Joint Filing Agreement, dated November 10, 1998, among William J.
Shaw, BTM Enterprises, Inc., and William J. Shaw Family
Partnership, L.P.                                                              10.2**


*        Previously filed.
**       Filed herewith




                               Page 8 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

         DATED:  November 10, 1998



                                             /s/ William J. Shaw
                                        ----------------------------------------
                                        William J. Shaw


                                        BTM Enterprises, Inc.

                                        By:  /s/ William J. Shaw
                                           -------------------------------------
                                             William J. Shaw
                                             President


                                        William J. Shaw Family Partnership, L.P.
                                        By:  BTM Enterprises, Inc.
                                             its General Partner


                                        By:  /s/ William J. Shaw
                                           -------------------------------------
                                             William J. Shaw
                                             President



                               Page 9 of 10 Pages


                                                                           EXHIBIT
                  DESCRIPTION OF EXHIBIT                                    NUMBER            PAGE
                  ----------------------                                   -------            ----

Stock Option Agreement dated as of August 1, 1996                             10.1              *

Joint Filing Agreement, dated November 10, 1998, among William J.
Shaw, BTM Enterprises, Inc., and William J. Shaw Family
Partnership, L.P.                                                             10.2              **


*        Previously filed.
**       Filed herewith.



                              Page 10 of 10 Pages

Exhibit 10.2

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Thousand Trails, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 10th day of November, 1998.

                                             /s/ William J. Shaw
                                        ----------------------------------------
                                        William J. Shaw


                                        BTM Enterprises, Inc.

                                        By:  /s/ William J. Shaw
                                           -------------------------------------
                                             William J. Shaw
                                             President


                                        William J. Shaw Family Partnership, L.P.
                                        By:  BTM Enterprises, Inc.
                                             its General Partner


                                        By:  /s/ William J. Shaw
                                           -------------------------------------
                                             William J. Shaw
                                             President